Mail Stop 4561

August 11, 2009

Mr. Stephen Green
General Counsel and Secretary
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

   Re: **IHS Inc.**
     Form 10-K for the Fiscal Year Ended November 30, 2008
     Filed January 23, 2009
     Form 10-Q for the Quarterly Period Ended February 28, 2009
     Filed March 25, 2009
     Form 10-Q for the Quarterly Period Ended May 31, 2009
     Filed June 24, 2009
     File No. 001-32511

Dear Mr. Green:

   We have completed our review of your filings and have no further comments at this time.

            Sincerely,

            Patrick Gilmore
            Accounting Branch Chief